Exhibit 99.7

THIS FIRST AMENDMENT TO THE DELTA 1 – OPTION TO LEASE

AGREEMENT is made the 29th day of March, 2019

BETWEEN:

VILLAGE FARMS INTERNATIONAL, INC.

("Village Farms")

- and –

VILLAGE FARMS CANADA LIMITED PARTNERSHIP

("VFCLP" and together with Village Farms, the "Grantor")

- and –

PURE SUNFARMS CORP.

(the "Company")

- and –

EMERALD HEALTH THERAPEUTICS CANADA INC.

("Emerald")

WHEREAS Village Farms, Emerald (previously Emerald Health Botanicals Inc.), Emerald Health Therapeutics Inc. and the Company (previously named 1121371 B.C. Ltd.) entered into a shareholders agreement made as of June 6, 2017 to govern the business and affairs of the Company as amended on the date hereof (such agreement, as same may be amended, restated, amended and restated or otherwise modified from time to time, the "Shareholders Agreement");

AND WHEREAS in connection with the Shareholders Agreement and the business and affairs of the Company certain other documents were entered into including, without limitation:

(a)	the Delta 2 – Option to Lease Agreement dated June 6, 2017 among the Grantors, Emerald and the Company (such agreements, as same may be amended, restated, amended and restated or otherwise modified from time to time, the "Delta 2 Option Agreement"); and

(b)	the Delta 1 – Option to Lease Agreement dated June 6, 2017 among the Grantors, Emerald and the Company (the "Delta 1 Option Agreement");

AND WHEREAS the parties have agreed to amend the Delta 1 Option Agreement on the terms and conditions set out in this amending agreement;

AND WHEREAS concurrent with entering into this amending agreement the parties (or certain of them) have agreed to:

(a)	amend the Delta 2 Option Agreement;

(b)	enter into a lease agreement in connection with the Delta 2 Assets and Operations; and

(c)	enter into an escrow agreement in connection with, inter alia, the funding of the refurbishment of the Delta 2 Assets and Operations.

AND WHEREAS all capitalized terms used in this amending agreement and not defined in this amending agreement shall have the meaning ascribed thereto in the Delta 1 Option Agreement;

NOW THEREFORE this amending agreement witnesses that in consideration of the mutual covenants and agreements contained in it, the parties agree with each other as follows:

Article 1
AMENDMENTS

1.1	Recitals

The parties hereby acknowledge that the recitals are true and correct.

1.2	Option Term

Section 3 of the Delta 1 Option Agreement is hereby deleted in its entirety and replaced with the following:

"The Term during which the Option may be exercised shall commence on March 29, 2019 and shall expire on September 28, 2021 (the "Option Period")."

1.3	Exercise of Option

(a)	Section 4(a) of the Delta 1 Option Agreement shall be amended by deleting "1 or Option Period 2, as applicable," and inserting "the" following the phrase "at any time during".

(b)	Section 4(c)(i) of the Delta 1 Option Agreement shall be amended by deleting "in the form attached hereto as Schedule "C" upon the terms and conditions provided therein" and inserting "in substantially the same form as the lease in respect of the Delta 2 Assets and Operations" following the phrase "the Company and the Grantors shall forthwith execute and deliver a lease of the Delta 1 Assets and Operations".

1.4	Sale/Lease of Delta 1 Assets and Operations for Cannabis Production

(a)	Section 5(a) of the Delta 1 Option Agreement is hereby deleted in its entirety and replaced with the following:

"(a)	Prior to the expiration of Option Period, the Grantors shall not:

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(i)	apply for a license for the production, cultivation or distribution of Cannabis or Cannabis extract products in connection with the Delta 1 Assets and Operations, nor

(ii)	enter into any agreement or understanding with respect to the acquisition or purchase by any person or group of persons acting jointly or in concert of any interest in the Delta 1 Assets and Operations for the purposes of Cannabis production (or any lease, licence, royalty, long-term supply agreement or other arrangement having a similar economic effect)."

(b)	Reference to "Hold Period" in Section 5(b) of the Delta 1 Option Agreement is replaced with "Option Period". The following is added to the end of Section 5(b) of the Delta 1 Option Agreement:

"For greater certainty, the ROFR shall be null and void and of no further force and effect following September 28, 2021."

(c)	The following is inserted as Section 5(c) of the Delta 1 Option Agreement:

"(c)	Following September 28, 2021, if the Company has not exercised the Option, then notwithstanding anything to the contrary contained in the Shareholders Agreement, the Grantors may:

(i)	apply for a license for the production, cultivation or distribution of Cannabis or Cannabis extract products in connection with the Delta 1 Assets and Operations, and/or

(ii)	enter into any agreement or understanding with respect to the acquisition or purchase by any person or group of persons acting jointly or in concert of any interest in the Delta 1 Assets and Operations for the purposes of Cannabis production (or any lease, licence, royalty, long-term supply agreement or other arrangement having a similar economic effect)."

Article 2
MISCELLANEOUS

2.1	Delta 1 Option Agreement

All other terms and conditions of the Delta 1 Option Agreement shall continue in full force and effect, unamended and time shall continue to be of the essence in respect of each and every provisions of the Delta 1 Option Agreement.

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2.2	Governing Law

This amending agreement is made pursuant to and shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each of the parties hereby irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of Ontario, Canada respecting all matters relating to this amending agreement and the rights and obligations of the parties hereunder. Each of the parties hereby agrees that service of any legal proceedings relating to this amending agreement may be made by physical delivery thereof to its address provided in, or in accordance with, Section 10(b), as applicable of the Delta 1 Option Agreement.

2.3	Severability

Every provision of this amending agreement is intended to be several, and accordingly, if any provision of this amending agreement is determined to be invalid, illegal or unenforceable in any respect, all other provisions of this amending agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. To the extent that any provision is found to be invalid, illegal or unenforceable, the parties shall act in good faith to substitute for such provision, to the extent possible, a new provision with content and purpose as close as possible to the provision so determined to be invalid, illegal or unenforceable.

2.4	Registration

The Company shall not register this amending agreement nor a notice thereof on title to the Lands.

2.5	Joint and Several Liability.

The liabilities and obligations of each of the Grantors under this amending agreement are joint and several.

2.6	Counterparts

This amending agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Counterparts may be executed either in original, PDF or faxed form and parties adopt any signatures received by a receiving fax machine or scanned electronically as original signatures of the parties; provided, however, that any party providing its signature in such manner shall promptly forward to the other parties an original of the signed copy of the relevant page of this amending agreement which was so faxed or scanned.

[Signatures follow on the next page]

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IN WITNESS WHEREOF the parties hereto have executed this amending agreement.

VILLAGE FARMS INTERNATIONAL, INC.

by:	"Stephen C. Ruffini"
	Name:	Stephen C. Ruffini
	Title:	Executive Vice President and Chief Financial Officer
I have the authority to bind the Corporation

VILLAGE FARMS CANADA LIMITED PARTNERSHIP, by its general partner, VILLAGE FARMS CANADA GP INC.

by:	"Stephen C. Ruffini"
	Name:	Stephen C. Ruffini
	Title:	Executive Vice President and Chief Financial Officer
I have the authority to bind the Corporation and the Partnership

EMERALD HEALTH THERAPEUTICS CANADA INC.

by:	"Jim Heppell"
	Name:	Jim Heppell
	Title:	Director
I have the authority to bind the Corporation

PURE SUNFARMS CORP.

by:	"Mandesh Dosanjh"
	Name:	Mandesh Dosanjh
	Title:	President & CEO

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